SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                               Weis Markets, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   948849-104
                     ---------------------------------------
                                 (CUSIP Number)


                             Edward D. Herlihy, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 2, 2000
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box:  [X]+

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Each of Michael M. Apfelbaum and Sidney Apfelbaum have previously filed a statement on Schedule 13G made pursuant to Rule 13d-1(c).

CUSIP NO.  948849-104   Schedule 13D/A    Page 2 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Weis Family Holdings, L.P.
         I.R.S. I.D. No. 51-0390495
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 8,087,773
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  0
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 8,087,773
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 3 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Weis Family Holdings, L.L.C.
         I.R.S. I.D. No. 51-0390495
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 8,087,773
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  0
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 8,087,773
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 4 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Janet C. Weis
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 8,132,411
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  0
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 8,132,411
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 5 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael M. Apfelbaum
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 27,064
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  3,781,945
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 3,088
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  3,781,945
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 6 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sidney Apfelbaum
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 2,409,313
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  165,614
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 2,409,313
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  189,590
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 7 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Susan Weis Mindel
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 724,085
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  2,766,131
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 724,085
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  2,766,131
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 8 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joel S. Mindel
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 12,150
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  0
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 12,150
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 9 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nancy Weis Wender
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 727,528
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  2,653,935
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 727,528
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  2,653,935
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 10 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ellen Weis Goldstein
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 737,444
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  2,736,317
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 737,444
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  2,736,317
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 11 of 17


  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph I. Goldstein
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES                 5,542
                            ---------------------------------------------------
        BENEFICIALLY
                            8     SHARED VOTING POWER
          OWNED BY
                                  4,555
            EACH            ---------------------------------------------------

          REPORTING         9     SOLE DISPOSITIVE POWER

           PERSON                 5,542
                            ---------------------------------------------------
            WITH            10    SHARED DISPOSITIVE POWER

                                  4,555
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------


*     Together with the other Reporting Persons.

CUSIP NO.  948849-104   Schedule 13D/A    Page 12 of 17


                               AMENDMENT NO. 8 TO
                            STATEMENT ON SCHEDULE 13D


      Reference is made to the Statement on Schedule 13D (the "Schedule 13D") filed on May 28, 1999 by Janet C. Weis ("Janet Weis"), Weis Family Holdings, L.P. ("WFHLP") and Weis Family Holdings, L.L.C. ("WFHLLC"), the Statement on
Schedule 13G filed on December 28, 1998 by Michael M. Apfelbaum ("Michael Apfelbaum"), as amended, and the Statement on Schedule 13G filed on December 18, 1998 by Sidney Apfelbaum, as amended, with respect to their beneficial ownership of the common stock, no par value ("Common Stock"), of Weis Markets, Inc., a Pennsylvania corporation (the "Issuer"), each as amended by Amendment No. 1 to
Schedule 13D filed November 30, 1999 ("Amendment No. 1"), Amendment No. 2 to
Schedule 13D filed December 2, 1999, Amendment No. 3 to Schedule 13D filed December 8, 1999, Amendment No. 4 to Schedule 13D filed December 10, 1999, Amendment No. 5 to Schedule 13D filed December 23, 1999, Amendment No. 6 to
Schedule 13D filed April 11, 2000 and Amendment No. 7 filed May 12, 2000. This Amendment No. 8 to Schedule 13D amends the Schedule 13D as follows. Capitalized terms used without definition in this Amendment No. 8 to the Schedule 13D shall have the meanings set forth in Amendment No. 1.

Item 4.     Purpose of Transaction.

      Item 4 is hereby amended and supplemented by adding the following:

      On June 2, 2000, the Weis Markets Shareholders Committee (the "Shareholders Committee"), though two of its members, Michael Apfelbaum and Joseph I. Goldstein, transmitted a letter to the Board of the Issuer. The text of this letter reads as follows:

            At this year's annual meeting, the shareholders of Weis Markets will be asked to elect a board of directors that includes Jeffrey E. Perelman, who was nominated by the Weis Markets Shareholders Committee (the "Committee") late last year when the Committee announced its initiative to improve shareholder value and to align the Company's governance with shareholder interests.

            Of course, we, along with the other holders of over 40% of the Company's stock who make up the Committee, enthusiastically support and urge the election of Mr. Perelman. With his impressive track record in business and community involvement, he will make a fine addition to the Board. We feel certain that he will take very seriously his obligation to represent the best interests of all Weis Markets shareholders.

            As the Committee indicated in its initial press release in November, 1999, the Committee believes that the membership of the Board, which has historically been dominated by insider, management directors, must be changed to make the Board representative of all Weis Markets shareholder constituencies. The Board has now indicated that it will consider adding at least two new independent directors in addition to Mr. Perelman. The Committee believes that a Board comprised of a majority of truly independent directors is long overdue, and we will continue to vigilantly monitor the Board's progress in this area.

CUSIP NO.  948849-104   Schedule 13D/A    Page 13 of 17


            We also reiterate our call on the Board to include John S. Furst among any such additional independent director appointees. His extensive accounting and management experience, including his years as a member of the governing body of Coopers & Lybrand, and his existing familiarity with Weis Markets make him an ideal candidate.

            Although these changes in the Board represent a move in the right direction, they likely will not go far enough in achieving our goal of enhanced shareholder value. The Company continues to face many of the same challenges that prompted the Committee to make its public statements late last year.

            In November, 1999, the Committee filed a 13D and requested that the Company call a special meeting of shareholders. The Committee's goals in doing so at that time were clear and simple: First, to urge the Company to pursue all available strategies for enhancing shareholder value and liquidity. Second, to change the structure of the Company's Board of Directors in order to make it more representative of all Weis Markets shareholder constituencies and to increase its focus on delivering shareholder value. The Committee acted publicly at that time because of the long-standing unsatisfactory performance of the Company's stock price and because earlier attempts by individual members of the Committee to encourage the Company's Board of Directors to take these steps had not been productive. The Committee stated its hope that an amicable resolution to the elements of the Committee's platform could be reached with the Company's management.

            After the Committee's public statements, the Company's stock price climbed into the mid-$40s, a level it had not achieved since 1987.

            The response of the Company's management was to publicly label the members of the Committee - including the wife of former Chairman and President Sigfried Weis and the Company's long-time outside counsel, and their families - as "dissidents" and to suggest that we were driven by a "personal financial agenda." In contrast to our call for an open, inclusive process to seek enhanced value for all shareholders, the Board formed an exclusive "special committee" consisting of all directors other than the two of us.

            On December 22, 1999, the Committee agreed to withdraw its request for a special meeting. We did so on the understanding that the Board of Directors had authorized its financial advisor, Morgan Stanley, to conduct a full review of all options available to the Company, including a possible sale or recapitalization of the Company, to best serve the interests of its various shareholder, employee and community constituencies. The Committee took this step based on its preference for achieving enhanced shareholder value through, to the extent possible, a consensual, cooperative process.

CUSIP NO.  948849-104   Schedule 13D/A    Page 14 of 17


            On March 1, the Company announced that it had concluded that transactions other than the sale of the Company would best serve the Company and its shareholders. The Company did not, and has not, stated what those other transactions might be. Following the Company's announcement that a sale would not be among the options considered, the stock price has returned to the low-30's range in which it had languished since 1997 prior to the Committee's actions. Following this action by the Company, as we disclosed in an amendment to our 13D on April 12, 2000, we sent the Board a letter expressing our disappointment with the efforts undertaken by the Company's management to enhance shareholder value.

            While the Committee welcomes the addition of Mr. Perelman to the Board and the prospect of adding further truly independent, experienced Board members, we are mindful of the fact that otherwise little progress has been made since our initial 13D filing in November, 1999.

            After the Company's announcement that a sale would not be among the range of strategic options that it would consider, the stock price has returned to the lower range prevailing during the past several years. While the Company highlights the fact that it has invested $400 million in an expansion program since 1995 and expects to spend a further $135 million over the next 18 months, based on the Company's financial results and the performance of the stock, shareholders are clearly justified in questioning whether these investments are reasonable in light of the returns generated to date.

            The performance of the Company's stock price has continued to be poor. Since January, 1995, the S&P 500 has outperformed the Company's stock by more than a factor of five. While the Company's management has said that a sale would not be in the best interests of the Company, the stocks of larger, multi-regional supermarket chains, including Safeway, Kroger, Albertsons and Royal Ahold, have dramatically outperformed the Company's stock during the last several years.

            While the Company's management has said that a sale would not be in the best interests of the Company, the public regional supermarket chains that have been acquired since 1995 have, as a group, produced a median share price increase to shareholders of more than 4 times the increase experienced by Weis Markets shareholders in that period.

            These facts serve to underline what the Committee has said before.

            First, Weis Markets needs a board of directors that is independent enough to question whether the Company's current strategy is working to deliver shareholder value. While the Committee believes that the addition of Mr. Perelman and at least two other independent, qualified directors (which the Committee strongly believes should include Mr. Furst) will move the Company closer to this ideal, the Committee remains concerned that changes will not go far enough in achieving our goal of enhanced shareholder value.

CUSIP NO.  948849-104   Schedule 13D/A    Page 15 of 17


            Second, the Committee believes that the Board of Directors must move much more aggressively to investigate all options for increasing shareholder value. This obligation is ongoing. It can only be achieved if the management of the Company continuously pursues all available strategies - and does not arbitrarily rule out any particular approach. In this regard, the Committee believes that it is the responsibility of the Company's management to promptly and fully inform the full Board of any bona fide third party approach regarding a possible transaction.

            The Committee will await the results of the Company's ongoing strategic review of options to enhance shareholder value and welcomes the addition of additional independent directors to the Board who can add a fresh perspective on such a review. The Committee will remain vigilant and committed to its goals of fair representation of all shareholder constituencies, enhanced value for all of the Company's shareholders and a continued commitment to our Company's employees and communities.

CUSIP NO.  948849-104   Schedule 13D/A    Page 16 of 17


                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 2, 2000


                                    WEIS FAMILY HOLDINGS, L.P.,

                                          By:   WEIS FAMILY HOLDINGS, L.L.C.,
                                                its General Partner

                                                By:             *
                                                    ---------------------------
                                                    Name:   Janet C. Weis
                                                    Title:  Manager



                                    WEIS FAMILY HOLDINGS, L.L.C.,

                                          By:                 *
                                                -------------------------------
                                                Name:   Janet C. Weis
                                                Title:  Manager



                                                        *
                                    -------------------------------------------
                                    JANET C. WEIS



                                                        *
                                    -------------------------------------------
                                    MICHAEL M. APFELBAUM



                                                        *
                                    -------------------------------------------
                                    SIDNEY APFELBAUM



                                    /s/Susan Weis Mindel
                                    -------------------------------------------
                                    SUSAN WEIS MINDEL



                                                        *
                                    -------------------------------------------
                                    JOEL MINDEL



                                                        *
                                    -------------------------------------------
                                    NANCY WEIS WENDER

CUSIP NO.  948849-104   Schedule 13D/A    Page 17 of 17



                                                        *
                                    -------------------------------------------
                                    ELLEN WEIS GOLDSTEIN



                                                        *
                                    -------------------------------------------
                                    JOSEPH I. GOLDSTEIN



                                    *     By:   /s/ Susan Weis Mindel
                                             ----------------------------------
                                                SUSAN WEIS MINDEL
                                                Attorney-in-fact